EXHIBIT 12.1

FEDERAL EXPRESS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended
	February 28,	February 29,	Year Ended May 31,
	2005	2004	2004	2003	2002	2001	2000

Earnings:
Income before income taxes	$891	$168	$541	$689	$703	$786	$843
Add back:
Interest expense, net of capitalized interest	58	43	64	57	74	75	82
Amortization of debt issuance costs	—	—	—	—	1	1	1
Portion of rent expense representative of interest factor	447	435	583	599	594	563	575
Earnings as adjusted	$1,396	$646	$1,188	$1,345	$1,372	$1,425	$1,501

Fixed Charges:
Interest expense, net of capitalized interest	$58	$43	$64	$57	$74	$75	$82
Capitalized interest	8	6	7	13	23	23	30
Amortization of debt issuance costs	—	—	—	—	1	1	1
Portion of rent expense representative of interest factor	447	435	583	599	594	563	575
	$513	$484	$654	$669	$692	$662	$688

Ratio of Earnings to Fixed Charges	2.7	1.3	1.8	2.0	2.0	2.2	2.2